HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

NC

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

April 3, 2002

SUPPL

SEC FILE NO. 82-3950

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Legend Group Limited
(Formerly known as Legend Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Legend Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to the change of English Company Name, dated April 2, 2002, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Journal, both on April 3, 2002;

dlw 4/19

(2) The Company's announcement in relation to the change of company name, adoption of the new share option scheme and termination of the existing share option scheme, dated March 25, 2002, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Journal, both on March 26, 2002; and

(3) A circular in relation to the proposals for change of English company name, adoption of the new share option scheme and termination of the existing share option scheme, dated February 28, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Legend Group Limited

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

联想 LEGEND 聯想集團有限公司

LEGEND GROUP LIMITED

(formerly known as "LEGEND HOLDINGS LIMITED聯想集團有限公司")

(Incorporated in Hong Kong with limited liability)

CHANGE OF ENGLISH COMPANY NAME

Further to the announcement made by Legend Holdings Limited 聯想集團有限公司 (now known as Legend Group Limited 聯想集團有限公司) (the "Company") on 25th March 2002, the application to the Registrar of Companies in Hong Kong for the change of the Company's English name to "Legend Group Limited" has been approved and such change of English name became effective from 28th March 2002.

Trading of the shares of the Company under the new English name on The Stock Exchange of Hong Kong Limited will commence on 8th April 2002.

Change of English Name

The board of directors of the Company is pleased to announce that the change of English name of the Company from "Legend Holdings Limited" to "Legend Group Limited", which was approved by the shareholders of the Company at the extraordinary general meeting held on 25th March 2002, was subsequently approved by the Registrar of Companies in Hong Kong and the Certificate of Incorporation on Change of Name was issued on 28th March 2002. The Chinese name of the Company remains unchanged as 聯想集團有限公司. Trading of the shares of the Company on The Stock Exchange of Hong Kong Limited under the new name will take effect on 8th April 2002.

The change of English name of the Company will not affect any of the rights of the shareholders of the Company. All existing certificates in issue bearing the previous English name of the Company will continue to be evidence of title of the shares of the Company and will be valid for trading, settlement and delivery of the same number of shares in the present English name of the Company. Accordingly, there will not be any arrangement for free exchange of existing share certificates for new share certificates under the present English name of the Company.

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 2nd April 2002

聯想集團有限公司
LEGEND GROUP LIMITED

（前稱「聯想集團有限公司 LEGEND HOLDINGS LIMITED」）

（於香港註冊成立之有限公司）

更改公司英文名稱

繼聯想集團有限公司 Legend Holdings Limited（現稱聯想集團有限公司 Legend Group Limited）（「本公司」）於二零零二年三月二十五日發出之公佈後，向香港公司註冊處提出將本公司之英文名稱更改為「Legend Group Limited」之申請已獲批准，而更改名稱已由二零零二年三月二十八日起生效。

本公司股份將於二零零二年四月八日起以新英文名稱在香港聯合交易所有限公司買賣。

更改英文名稱

本公司董事會欣然公佈，繼本公司股東於二零零二年三月二十五日舉行之股東特別大會上批准將本公司之英文名稱由「Legend Holdings Limited」更改為「Legend Group Limited」後，更改公司英文名稱事宜隨後已獲香港公司註冊處批准，而公司更改名稱註冊證書已於二零零二年三月二十八日簽發。本公司之中文名稱仍為聯想集團有限公司。本公司股份將於二零零二年四月八日起以新名稱在香港聯合交易所有限公司買賣。

更改本公司英文名稱將不會影響本公司股東之任何權利。印有本公司前英文名稱之所有現有已發行股票將繼續為本公司股份之所有權憑證，可有效作為買賣、結算及交付印有本公司現時英文名稱之相同數目股份。故此，本公司不會就免費轉換現有股票為印有本公司現時英文名稱之新股票作出任何安排。

承董事會命
主席
柳傳志

香港，二零零二年四月二日

LEGAL &

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

联想 LEGEND

聯想集團有限公司

LEGEND HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

CHANGE OF COMPANY NAME ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

The shareholders of the Company has approved the proposed change of the Company's English name to "Legend Group Limited", the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme at the EGM.

The board of directors of the Company is pleased to announce that all the resolutions as referred to in the notice of EGM (as contained in the circular of the Company dated 28th February 2002) for approving the change of English company name, the adoption of the New Share Option Scheme and the termination of the Existing Share Option Scheme were duly passed by the shareholders of the Company at the EGM.

I. Change of English company name

Application has been made to the Registrar of Companies in Hong Kong for change of the Company's English name to "Legend Group Limited". The Chinese name of the Company will remain unchanged as 聯想集團有限公司. Further announcement regarding, inter alia, the effective date on which trading in the Shares under the new English name on the Stock Exchange will be made as and when the new English name takes effect.

II. Share Option Scheme

The New Share Option Scheme will come into effect upon the Listing Committee of the Stock Exchange granting approval for the listing of and permission to deal in the Shares which may fall to be issued pursuant to the exercise of options that may be granted under the New Share Option Scheme. The Existing Share Option Scheme will be terminated upon the New Share Option Scheme taking effect in accordance with its terms and the necessary associated procedures being completed.

Definitions

In this announcement, except where the context otherwise requires, the following expressions have the following meanings:

"Company"	Legend Holdings Limited (聯想集團有限公司);
"EGM"	the extraordinary general meeting of the Company held on 25th March 2002;
"Existing Share Option Scheme"	the existing share option scheme of the Company adopted by the Company on 18th January 1994;
"New Share Option Scheme"	the new share option scheme of the Company proposed to be adopted at the EGM;
"Shares"	shares of HK$0.025 each of the Company; and
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.

By order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 25th March 2002

信報

联想 LEGEND

聯想集團有限公司
LEGEND HOLDINGS LIMITED

（於香港註冊成立之有限公司）

更改公司名稱，
採納新購股權計劃及
終止現有購股權計劃

> 本公司股東已於股東特別大會上批准將本公司英文名稱改為「Legend Group Limited」，並批准採納新購股權計劃及終止現有購股權計劃。

本公司董事會欣然宣佈股東特別大會通告（載於本公司日期為二零零二年二月二十八日之通函內）上所述之全部決議案，包括批准更改公司英文名稱、採納新購股權計劃及終止現有購股權計劃，均於股東特別大會上獲本公司股東正式通過。

I. 更改公司英文名稱

本公司已向香港公司註冊處申請將本公司之英文名稱更改為「Legend Group Limited」，而本公司之中文名稱將仍舊為「聯想集團有限公司」。本公司將於新英文名稱生效後，就（其中包括）在聯交所以新英文名稱買賣股份之生效日期另行發表公布。

II. 購股權計劃

新購股權計劃將於聯交所上市委員會批准根據新購股權計劃授出之購股權獲行使而將予發行之股份上市及買賣後生效。現有購股權計劃將於新購股權計劃根據其條款生效及完成辦理所需手續後終止。

釋義

於本公佈內，除文義另有所指外，以下詞彙具有下述涵義：

「本公司」	指	Legend Holdings Limited（聯想集團有限公司）；
「股東特別大會」	指	本公司於二零零二年三月二十五日召開之股東特別大會；
「現有購股權計劃」	指	本公司於一九九四年一月十八日採納之現有購股權計劃；
「新購股權計劃」	指	建議於股東特別大會上採納之本公司新購股權計劃；
「股份」	指	本公司股本中每股面值0.025港元之股份；及
「聯交所」	指	香港聯合交易所有限公司。

承董事會命
主席
柳傳志

香港，二零零二年三月二十五日

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **LEGEND HOLDINGS LIMITED**, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

联想 LEGEND

聯想集團有限公司

LEGEND HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

PROPOSALS FOR CHANGE OF ENGLISH COMPANY NAME, ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

A notice convening an extraordinary general meeting of the shareholders of Legend Holdings Limited to be held at 10:30 a.m. on 25th March 2002 at 20th Floor, Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong is set out in Appendix II to this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting.

Hong Kong, 28th February 2002

In this circular, except where the context otherwise requires, the following expressions shall have the following meanings:

"Associated Companies"	a company, not being a Subsidiary, in which the Company directly or indirectly holds more than 20% of its issued share capital or the voting power at general meetings or in which an equity interest is held by the Company for long term purpose and a significant influence is exercised over its management;
"Board"	the board of directors of the Company or a duly authorised committee thereof;
"Company"	LEGEND HOLDINGS LIMITED (聯想集團有限公司), a company listed on the Stock Exchange and incorporated in Hong Kong with limited liability;
"Directors"	the directors of the Company for the time being;
"EGM"	an extraordinary general meeting of the Company to be held on 25th March 2002 at 10:30 a.m or any adjournment thereof;
"Existing Share Option Scheme"	the existing share option scheme for the employees (including the directors) of the Group adopted by the Company on 18th January 1994, as amended by ordinary resolutions in general meetings of the Company held respectively on 30th September 1997 and 3rd July 2000;
"Grant Date"	in respect of an Option, the date on which the Board resolves to make an offer of such Option to a Qualified Person;
"Grantee"	any Qualified Person who accepts the offer of the grant of any Option in accordance with the terms of the New Share Option Scheme or (where the context so permits) a person or persons who, in accordance with the applicable laws of succession, is or are entitled to any such Option (to the extent not already exercised) in consequence of the death of any such Qualified Person;
"Group"	the Company and its Subsidiaries;
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China;

"Latest Practicable Date"	26th February 2002 being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as modified from time to time;
"New Share Option Scheme"	the new share option scheme to be adopted by the Company pursuant to Ordinary Resolution No. 3 as set out in the Notice of EGM in its present or any amended form;
"Notice of EGM"	the notice convening the EGM as set out in Appendix II to this circular;
"Option"	a right to subscribe for Shares pursuant to the New Share Option Scheme;
"Option Period"	in respect of an Option, the period within which the Option may be exercisable provided that such period must expire no later than the tenth anniversary of the date upon which the Option is deemed to be accepted in accordance with the terms of the New Share Option Scheme;
"Ordinary Resolutions"	the proposed ordinary resolutions as referred to in the Notice of EGM;
"Qualified Persons"	any of the Type A Participants and Type B Participants;
"Share(s)"	shares of HK$0.025 each of the Company;
"Special Resolution"	the proposed special resolution as referred to in the Notice of EGM;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"Subsidiary"	a company which is for the time being and from time to time a subsidiary (within the meaning of section 2 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong, as modified from time to time) of the Company;

"Type A Participants"	any of the following persons: (i) part-time or full-time employee or officer, executive or non-executive director (or persons proposed to be appointed as such) of any members of the Group; (ii) any consultant (being an individual), professional or other adviser (being an individual) to any members of the Group; (iii) any director, executive and senior officer of any Associated Company; and (iv) the trustee of any trust pre-approved by the Board the beneficiary (or in case of discretionary trust, the discretionary objects) of which include any of the above-mentioned persons; and
"Type B Participants"	any of the following persons: (i) any customer, supplier, agent, partner, distributor, professional or other advisers of, or consultants or contractors to, any members of the Group, provided that all such persons shall exist in form of a corporation, body corporate, firm, association, partnership or sole proprietorship, whether or not having separate legal personalities; and (ii) the trustee of any trust pre-approved by the Board the beneficiary (or in case of discretionary trust, the discretionary objects) of which include any of the above-mentioned persons.

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

联想 LEGEND

聯想集團有限公司

LEGEND HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

Executive Directors:
Mr. Liu Chuanzhi *(Chairman)*
Mr. Yang Yuanqing *(Vice Chairman and President)*
Ms. Ma Xuezheng

Non-executive Director:
Mr. Zeng Maochao

Independent Non-executive Directors:
Mr. Wong Wai Ming
Prof. Woo Chia-Wei

Registered Office:
20th Floor
Devon House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

28th February 2002

To the Shareholders

Dear Sir or Madam,

PROPOSALS FOR CHANGE OF ENGLISH COMPANY NAME, ADOPTION OF THE NEW SHARE OPTION SCHEME AND TERMINATION OF THE EXISTING SHARE OPTION SCHEME

I. INTRODUCTION

On 27th February 2002, the Directors announced that they proposed the English name of the Company be changed to Legend Group Limited whereas the Chinese name of the Company shall remain unchanged as 聯想集團有限公司, and the New Share Option Scheme be adopted and the Existing Share Option Scheme be terminated.

Although no further options will be granted under the Existing Share Option Scheme subsequent to its termination, all the options previously granted would remain to be covered by and governed under the provisions of the Existing Share Option Scheme. With a view to

streamlining the administration of the share options schemes of the Company, the Directors proposed that certain provisions of the Existing Share Option Scheme which mainly concern the provisions relating to the period during which options are to be exercised, or the events triggering the exercise of the options and the manner in which the Company will possibly use the proceeds arising from the exercise of options under the Existing Share Option Scheme should be amended such that such relevant provisions as shall be governing the exercise of options under the Existing Share Option Scheme and the New Share Option Scheme would be substantially consistent. The reason why the Board put forward such proposed amendments to shareholders for approval is mainly administrative-driven in an attempt to reduce the discrepancy that might otherwise exist between the Existing Share Option Scheme and the New Share Option Scheme in terms of operations when applied to exercise of options.

This circular contains details of the proposed change of English company name, the effect of such change on your rights as a shareholder of the Company, the proposed amendments to the provisions of the Existing Share Option Scheme and a summary of the particulars of the New Share Option Scheme required to be sent to you in compliance with the Listing Rules so as to give you all information reasonably necessary to enable you to make an informed decision on whether to vote for or against the Special Resolution and the Ordinary Resolutions in relation thereto.

II. CHANGE OF ENGLISH NAME

1. Reasons

As an attempt to avoid any possible confusion that might have been caused to the public between the English name of the Company and the Chinese name of its controlling shareholder, 聯想控股有限公司(Legend Group Holdings Ltd*), the Directors consider that it is an opportune time to change the English name of the Company as Legend Group Limited which is a direct transliteration of its Chinese name "聯想集團有限公司".

2. Conditions

The proposed change of English company name shall be subject to the passing of the Special Resolution by the shareholders of the Company at the EGM and the approval by the Registrar of Companies in Hong Kong.

3. Effect on Shareholders of the Company

The proposed change of English company name will not affect any of the rights of the shareholders of the Company. All existing certificates in issue bearing the present English name of the Company will continue to be evidence of title to the Shares and

* *The English name is for identification purpose only*

will be valid for trading, settlement and delivery for the same number of Shares in the new English name of the Company. Accordingly, there will not be any arrangement for free exchange of existing share certificates for new share certificates under the new English name. Once the proposed change of English company name becomes effective, any new share certificates of the Company will be issued in the new English name of the Company. Further announcement regarding, inter alia, the effective date on which trading in the Shares under the new English name on the Stock Exchange will be made as and when the new English name takes effect.

III. SHARE OPTION SCHEME

1. Adoption of the New Share Option Scheme

The Existing Share Option Scheme was adopted by the Company on 18th January 1994 and will expire on 17th January 2004. As a result of the Stock Exchange amending Chapter 17 of the Listing Rules, which became operative on 1st September 2001, certain terms of the Existing Share Option Scheme, including without limitation the exercise price, the maximum number of shares in respect of which options may be granted, become obsolete and the Company may no longer grant any further options under the Existing Share Option Scheme without being in breach of the said amended Listing Rules. The Directors therefore propose that the New Share Option Scheme, which complies with the newly amended rules, be adopted in replacement and substitution of the Existing Share Option Scheme. Accordingly, the Directors recommend to shareholders of the Company that the New Share Option Scheme should be adopted in replacement of the Existing Share Option Scheme such that any further new Options shall be granted by the Company under the New Share Option Scheme.

The Directors are of the view that the contributions of the directors, employees, executives, officers, suppliers, distributors, consultants and advisers of the Group, and the directors, executives and senior officers of the Associated Company are of paramount importance to the success of the Group as a whole and therefore consider it to be in the interest of the Group as a whole for such persons to be given incentives by allowing them to participate in the growth of the Group in the form of options granted for the subscription of the Shares.

It is therefore proposed that the New Share Option Scheme for the benefit of the Qualified Persons be adopted at the EGM. A summary of the particulars of the New Share Option Scheme is contained in Appendix I to this circular.

Assuming that there is no change in the issued share capital between the period from the Latest Practicable Date and the date of the adoption of the New Share Option Scheme, the number of Shares that may be issued pursuant to the New Share Option Scheme will be 750,794,810 Shares, being 10 per cent. of the issued share capital of Company as at the Latest Practicable Date. The Company may however obtain approval

from its shareholders to refresh the said 10 per cent. limit in accordance with the Listing Rules, provided that the maximum number of Shares to be issued upon exercise of all outstanding options under the New Share Option Scheme and any other schemes must not exceed 30 per cent. of the issued share capital of the Company from time to time.

2. Value of the Options

The Directors consider that it is inappropriate to value all the Options that can be granted pursuant to the New Share Option Scheme as at the Latest Practicable Date on the ground that certain crucial factors for such valuation are variables which cannot be reasonably determined at this stage. Such factors include without limitation the exercise price, the exercise period and the restrictions, conditions and limitations (if any) imposed by the Board at its absolute discretion upon the granting of the Options. The Directors consider that any valuation of the Options based on speculative assumptions in respect of such variables would not be meaningful and the results thereof may be misleading to the shareholders. Shareholders should note that the Stock Exchange recommends that estimated valuations of Options should be determined by reference to the Black-Scholes option pricing model, the binomial model or a comparable generally accepted methodology.

3. Conditions

The adoption of the New Share Option Scheme is subject to the following conditions:

(i) the approval of the shareholders of the Company for the adoption of the New Share Option Scheme; and

(ii) the Listing Committee of Stock Exchange granting approval for the listing of and permission to deal in the Shares which may fall to be issued pursuant to the exercise of Options that may be granted under the New Share Option Scheme.

Applications have been made to the Stock Exchange for obtaining the approvals abovementioned.

4. The Existing Share Option Scheme

The Directors had granted options pursuant to the Existing Share Option Scheme to employees for subscription of a total of 703,916,000 Shares representing approximately 9.4 per cent. of the issued share capital of the Company as at the Latest Practicable Date. Up to the Latest Practicable Date, 405,892,000 Shares have been allotted and issued to employees pursuant to the exercise of options granted under the Existing

Share Option Scheme which represent approximately 5.4 per cent. of the issued share capital of the Company as at the Latest Practicable Date. As at the Latest Practicable Date, 4,942,000 options granted for subscription of 4,942,000 Shares under the Existing Share Option Scheme has lapsed and options for subscription of 293,082,000 Shares remain outstanding.

It is contemplated that the Existing Share Option Scheme shall terminate immediately upon the New Share Option Scheme taking effect in accordance with its terms and other necessary procedures as more particularly described in Ordinary Resolution No. 2 being completed. Despite the fact that no further options may be granted under the Existing Share Option Scheme consequent upon its termination, all the other provisions of the Existing Share Option Scheme (incorporating the amendments to be made pursuant hereto) will remain in force to govern the exercise of all outstanding options granted thereunder prior to 1st September 2001 and all such options granted will remain valid and exercisable in accordance with the provisions of the Existing Share Option Scheme (incorporating the amendments to be made pursuant hereto).

For administration sake, the Board proposed that certain provisions contained in the Existing Share Option Scheme relating to the exercise of options shall be amended such that the relevant respective provisions under the Existing Share Option Scheme and the New Share Option Scheme would be substantially consistent in terms of operations. The following table summarizes the principal amendments which the Board proposed to be made to the Existing Share Option Scheme:

Subject Matter	Existing Share Option Scheme	Proposed Amendments
The option period being accelerated by reason of the grantee ceasing to be an employee of the Group other than by reason of death or on grounds of misconduct or bankruptcy	options become exercisable within **one month** from the date of cessation	• the one-month period to be extended to **three months** • the concept of the grantee ceasing to be an employee of the Group to be restructured such that if such grantee is subsequently re-employed by, or transferred to, or otherwise becomes an employee of an Associated Company or subsequently becomes a consultant, professional or other adviser to any member of the Group, it would not accelerate the option period in question • In the event of an employee ceases to serve the relevant Associated Company by reason other than death, the period during which such employee shall exercise his/her options would be accelerated to a period of 3 months from the date of such cessation
Retirement of grantee	options become exercisable within **one month** from the date of cessation	the one-month period to be extended to **twelve months**
Utilization of proceeds received pursuant to the exercise of options	not specifically provided for	such proceeds may be utilized at the absolute discretion of the Company for the purpose of repurchase or redemption of Shares by the Company

As at the Latest Practicable Date, the Board did not intend to grant further options for subscription for Shares under the Existing Share Option Scheme.

IV. EGM

A notice convening the EGM for the purpose of considering and, if thought fit, passing the Special Resolution and the Ordinary Resolutions is set out in Appendix II to this circular. A form of proxy is enclosed for use by shareholders at the EGM. Shareholders are requested to complete and return the form of proxy to the share registrar of the Company as soon as possible, but in any event not less than 48 hours before the time of the EGM. The lodging of the form of proxy will not preclude the shareholder from attending the EGM and voting in person should he so wish.

V. RECOMMENDATION

The Directors believe that the proposed change of English company name, the adoption of the New Share Option Scheme, the amendments to certain provisions of the Existing Share Option Scheme and the eventual termination of the Existing Share Option Scheme are all in the best interests of the Company and its shareholders. Accordingly, the Directors recommend you to vote in favour of all the resolutions to be proposed at the EGM.

VI. GENERAL

Your attention is drawn to the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board of
Legend Holdings Limited
Liu Chuanzhi
Chairman

The following is a summary of the principal terms of the New Share Option Scheme:–

The purpose of the New Share Option Scheme

(a) The New Share Option Scheme seeks to recognize and acknowledge the contributions or potential contributions made or to be made by the Qualified Persons to the Group, to motivate the Qualified Persons to optimise their performance and efficiency for the benefit of the Group, and to maintain or attract business relationship with the Qualified Persons whose contributions are or may be beneficial to the growth of the Group.

Who may join

(b) The Board may at its discretion grant Options to any Qualified Person.

Price of shares

(c) The subscription price (the "**Subscription Price**") in relation to each Option under the New Share Option Scheme shall be a price notified by the Board to the respective Qualified Person. Such price shall be no less than the highest of (a) the closing price of the Shares as stated in the Stock Exchange's daily quotation sheets on the Grant Date (provided that if the Grant Date does not fall on a trading day, the closing price of the Shares as stated in the Stock Exchange's daily quotation sheets on the trading day immediately preceding the Grant Date shall be deemed as the relevant closing price); (b) the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotation sheets for the 5 trading days immediately preceding the Grant Date; or (c) the nominal value of the Shares.

Grant of Option

(d) An offer of the grant of an Option shall be made to a Qualified Person by letter (the "**Offer Letter**") in such form as the Board may from time to time determine specifying the terms and subject to the conditions on which the Option is to be granted. Subject to the terms of the Offer Letter, there shall be no general performance target to vesting or exercise of Options.

(e) An Option shall be deemed to have been granted and accepted when the duplicate Offer Letter comprising acceptance of the Option duly signed by the Grantee shall have been received by the Company on or before the last day for acceptance as set out in the Offer Letter.

Maximum number of shares

(f) The maximum number of Shares in respect of which Options may be granted under the New Share Option Scheme and any other share option schemes of the Company shall not exceed such number of Shares as shall represent 10 per cent ("**General Mandate**") of the total number of Shares in issue as at the date when the New Share Option Scheme is approved by the shareholders of the Company in general meeting. For the purpose of calculating the General Mandate, Options which have been lapsed in accordance with the terms of the New Share Option Scheme shall not be counted.

(g) The Company may seek approval by its shareholders in general meeting for refreshing the General Mandate as referred to in paragraph (f) above provided that the total number of Shares in respect of which Options may be granted under the New Share Option Scheme and any other schemes of the Company under the General Mandate as being refreshed must not exceed 10 per cent. of the total number of Shares in issue as at the date when such refreshment is approved by shareholders of the Company. For the foregoing purpose, Options previously granted under this New Share Option Scheme and any other share option schemes of the Company, whether outstanding, cancelled, lapsed in accordance with its applicable rules or already exercised, will not be counted.

(h) The Company may seek separate approval by its shareholders in general meeting for granting Options beyond the General Mandate provided the Options in excess of the General Mandate are granted only to Qualified Persons specifically identified before such approval is sought. A circular will be sent by the Company to its shareholders in accordance with the Listing Rules.

(i) Notwithstanding any provisions to the contrary, the limit on the number of Shares which may be issued upon exercise of all outstanding Options granted and yet to be exercised under the New Share Option Scheme and any other share option schemes of the Company must not exceed such number of Shares as shall represent 30 per cent. of the Shares in issue from time to time.

(j) Unless separately approved by shareholders in general meeting in the manner as prescribed in the Listing Rules, the total number of Shares issued and to be issued upon exercise of Option granted to each Qualified Person (including both exercised and outstanding Options) in any 12 month period must not exceed 1 per cent. of the Shares then in issue.

Timing for exercise options

(k) The period during which an Option may be exercised in accordance with the terms of the New Share Option Scheme shall be the period as stated in the Offer Letter to the Qualified Person as described in paragraph (d) above and, in any event, such period of time shall not exceed a period of 10 years commencing on the date upon which the Option is deemed to be accepted in accordance with paragraph (e) above.

Rights personal to grantee

(l) An Option shall not be sold, transferred, charged, mortgaged, encumbered or created with any interest (legal or beneficial) in favour of any third party or assigned and shall be personal to the Grantee (save that the Qualified Person may nominate a nominee to hold the Shares to be issued pursuant to the exercise of Options granted under the New Share Option Scheme on trust for the sole benefit of such Grantee provided that evidence of such trust arrangement between the Grantee and the nominee shall be provided to the satisfaction of the Company).

Rights on death/ceasing employment or business relationship

(m) If the Grantee being a Type A Participant ceases to serve the Company or any Subsidiary or any Associated Company (as the case may be) on grounds other than those specified in sub-paragraph (v) of paragraph (u) below or otherwise than by retirement in accordance with the terms of his contract of employment or by virtue of any statutory requirement or by death, such Grantee may exercise the Option up to his entitlement at the date of cessation (to the extent not already exercised) within the period of 3 months (or such longer period as the Board may determine) following the date of such cessation, which date shall be the last actual working day with the Company or the relevant Subsidiary or the relevant Associated Company (as the case may be) whether salary is paid in lieu of notice or not.

(n) If the Grantee being a Type A Participant ceases to serve the Company or any Subsidiary or any Associated Company (as the case may be) by reason of his death and none of the events which would be a ground for termination of his employment as specified in sub-paragraph (v) of paragraph (u) below has arisen, the legal personal representative(s) of the Grantee shall be entitled within a period 12 months from the date of death (or such longer period as the Board may determine) to exercise the Option up to the Grantee's entitlement (to the extent not already exercised).

(o) If the Grantee being a Type A Participant ceases to serve the Company or any Subsidiary or any Associated Company (as the case may be) by reason of retirement in accordance with the terms of his contract of employment or by virtue of any statutory requirement and none of the events which would be a ground for termination of his or her employment as specified in sub-paragraph (v) of paragraph (u) below has arisen, such Grantee shall be entitled within a period of 12 months from the date of retirement (or such longer period as the Board may determine) to exercise the Option up to the Grantee's entitlement (to the extent not already exercised).

(p) If the Grantee being a Type B Participant in the absolute opinion of the Board ceases to be qualified as a Type B Participant by reason of termination of business relation with the relevant member of the Group or otherwise, such Grantee shall be entitled within a period of 3 months from the date of termination (or such longer period as the Board may determine) to exercise the Option up to the Grantee's entitlement (to the extent not already exercised).

Rights on a compromise or arrangement

(q) In the event of a compromise or arrangement between the Company and its shareholders or creditors being proposed in connection with a scheme for the reconstruction (other than any relocation scheme as contemplated in Rule 7.14(3) of the Listing Rules) or amalgamation of the Company, the Company shall give notice thereof to the Grantee (or his legal representative(s)) on the same day as it gives notice of the meeting to its shareholders or creditors to consider such a compromise or arrangement and the Grantee may at any time thereafter until the earlier of (i) two calendar months after that date or (ii) the date on which such compromise or arrangement is sanctioned by court, exercise any of the Option whether in full or in part up to his entitlement (to the extent not already exercised), but the exercise of an option as aforesaid shall be conditional upon such compromise or arrangement being sanctioned by the court and becoming effective. Upon such compromise or arrangement becoming effective, all Options shall lapse insofar as previously exercised under the New Share Option Scheme. The Company may require the Grantee (or his or her personal representative(s)) to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the Grantee in the same position as nearly as would have been the case had such Shares been subject to such compromise or arrangement.

Effect of capital alteration

(r) In the event of any alteration in the capital structure of the Company whilst any Option remains exercisable, whether by way of capitalization issue, rights issue, consolidation, sub-division or reduction of the share capital of the Company

(other than an issue of Shares as consideration in respect of a transaction to which the Company is a party), the Board shall make (and shall notify to the Grantee) such corresponding alterations (if any) in:

(a) the number or amount of Shares subject to any Option so far as such Option remains unexercised; and/or

(b) the Subscription Price; and/or

(c) the method of exercise of the Option,

as the auditors or other independent financial advisers of the Company shall certify in writing to the Board to be in their opinion fair and reasonable, provided that any alteration shall be made on the basis that the proportion of the issued share capital of the Company to which a Grantee is entitled after such alteration shall remain as close as possible to that to which he was entitled before such alteration, but so that no such alteration shall be made the effect of which would be to enable any Share to be issued at less than its nominal value.

Rights on voluntary winding up

(s) In the event of an effective resolution being passed for the voluntary winding-up of the Company, the Grantee (or his legal personal representatives) may by notice in writing to the Company within twenty-one (21) days after the date of such resolution elect to be treated as if the Option (to the extent exercisable but not yet exercised) had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in the notice and shall accordingly be entitled to receive out of the assets available in the liquidation pari passu with the holders of Shares such sum as would have been received in respect of the Shares the subject of such election reduced by an amount equal to the Subscription Price which would otherwise have been payable in respect thereof.

Rights on general offer

(t) If a general offer by way of take-over is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) with the terms of the offer having been approved by the holders of not less than 90 per cent. in value of the Shares comprised in the offer and the offeror thereafter gives a notice pursuant to the laws or regulations applicable to the Company or the offeror to acquire the remaining Shares, the Grantee (or his or her personal representative(s)) may by notice in writing to the Company within 21 days of such notice exercise the Option to its full extent or to the extent specified in such notice.

Lapse of options

(u) An Option shall lapse automatically (to the extent not already exercised) on the earliest of:

(i) the expiry of the Option Period;

(ii) the expiry of the periods referred to in paragraphs (m), (n), (o), (p), (q), (s) and (t);

(iii) subject to paragraph (s), the date of the commencement of the winding-up of the Company;

(iv) subject to the scheme of arrangement or compromise becoming effective, the expiry of the periods referred to in paragraph (q);

(v) the date on which the Grantee being a Type A Participant ceases to be a Type A Participant by reason of the termination of his or her employment on any one or more of the grounds that he or she has been guilty of misconduct, or has committed an act of bankruptcy or has become insolvent or has made any arrangement or composition with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or on any other ground on which an employer would be entitled to terminate his or her employment at common law or pursuant to any applicable laws or under the Grantee's service contract with the Company or the relevant Subsidiary or the relevant Associated Company (as the case may be);

(vi) the date on which the Grantee commits a breach of paragraph (l);

(vii) if an Option was granted subject to certain conditions, restrictions or limitations including without limitation the Grantee's continuing eligibility to participate in the New Share Option Scheme, or the Grantee's continuing compliance with the relevant terms and conditions the date on which the Board resolves that the Grantee has failed to satisfy or comply with such conditions, restrictions or limitations;

(viii) in respect of the Grantee being a consultant or adviser (whether individual or corporation), the date on which the Board resolves that the consultant or adviser fails to comply with any provisions of the relevant contract, or breaches its fiduciary duty under the common law;

(ix) the date on which the Grantee being a Type B Participant and a corporation experiences a material change of the composition of its board and/or its shareholding, unless otherwise determined by the Board;

(x) the date on which any liquidator, provisional liquidator, receiver or any person carrying out any similar function is appointed in any part in the world in respect of the whole or any part of the assets or undertakings of the Grantee (other than the employee of any member of the Group or any Associated Company), unless otherwise determined by the Board;

(xi) the date on which the Grantee (being a corporation) has ceased or suspended payment of its debts, become unable to pay its debts (within the meaning of section 178 of the Companies Ordinance, Chapter 32 of the Laws of Hong Kong) or otherwise become insolvent, unless otherwise determined by the Board;

(xii) the date on which the Grantee (other than employees of any member of the Group or any Associated Company) becomes subject to an unsatisfied judgement, unfulfilled order or outstanding award or the Company has reasons to believe that the Grantee is unable to pay or has no reasonable prospect of being able to pay his or its debts, unless otherwise determined by the Board;

(xiii) the date on which any person becomes entitled to take any action, appoint any person, commence proceedings or obtain any order in relation to any of the events contemplated in paragraphs (x) to (xii) above, unless otherwise determined by the Board;

(xiv) the date on which a petition for bankruptcy has been presented or a bankruptcy order has been made against the Grantee (other than employees of any member of the Group or any Associated Company) in any jurisdiction, unless otherwise determined by the Board;

(xv) the date on which the Grantee being a Type B Participants becoming prohibited to take up Shares pursuant to Section 28A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong); or

(xvi) the date on which such event or expiry of such period as may have been specifically provided for in the Offer Letter, if any, shall occur.

Ranking of shares

(v) The Shares to be allotted upon the exercise of an Option will be subject to all provisions of the memorandum and articles of association of the Company for the time being in force and will rank pari passu in all respects with the fully paid Shares in issue on the date of allotment and accordingly will entitle the holders to participate in all dividends or other distributions paid or made on or after the date of allotment other than any dividends or other distributions previously declared or recommended or resolved to be paid or made if the record date therefore shall be before the date of allotment.

Life of the New Share Option Scheme

(w) The New Share Option Scheme shall be valid and effective for a period of ten (10) years commencing form the date on which the New Share Option Scheme is deemed to take effect in accordance with its terms, after which period no further Options will be granted but the provisions of the New Share Option Scheme shall remain in full force and effect in all other respect.

Alterations of the New Share Option Scheme

(x) The New Share Option Scheme may be altered by the Board except that any material alteration to its terms and conditions or any change to the terms of Options granted (except where such alterations take effect automatically under the existing terms of the New Share Option Scheme) shall first be approved by the shareholders of the Company in general meeting and the provisions of the New Share Option Scheme which relate to the matters set out in Rules 17.03 of the Listing Rules cannot be altered to the advantage of the Grantees except with the prior sanction of a resolution of the Company in general meeting.

Administration

(y) The New Share Option Scheme shall be subject to the administration of the Board whose decision as to all matters relating to the New Share Option Scheme or its interpretation or effect (save as otherwise provided) shall be final and binding on all parties affected thereby. Without limiting the generality of the foregoing, the Board shall have the ultimate power to determine whether a person is eligible or continues to be eligible to participate in this New Share Option Scheme.

(z) Any change to the authority of the Board or the administrators of the New Share Option Scheme in relation to any alteration to the terms of the New Share Option Scheme shall be approved by the shareholders of the Company in general meeting.

Share Repurchase

(aa) Any monies received by the Company from the Grantees pursuant to the exercise of Options granted under this New Share Option Scheme may be utilised at the

absolute discretion of the Company for the purpose of repurchase or redemption of any of the Shares issued prior to such repurchase or redemption to the extent permissible under any laws or regulations applicable to the Company.

Options to Related Persons

(bb) Any grant of Options to a director, chief executive or substantial shareholder of the Company or any of their respective associates ("**Related Person**") must be approved by the independent non-executive directors of the Company (excluding independent non-executive director who is the Grantee of such Options).

(cc) Any grant of Options to a substantial shareholder or an independent non-executive director of the Company or any of their respective associates shall comply with paragraph (dd) if such proposed grant of Options, when aggregated with all Options (whether exercised, cancelled or outstanding) already granted to that Related Person during the 12-month period up to and including the date of such grant of Options, would (a) entitle him to receive more than 0.1 per cent. of the total issued Shares for the time being; and (b) represent an aggregate value in excess of HK$5,000,000 (or such higher amount as shall be permissible under the Listing Rules from time to time) based on the closing price of the Shares on the Stock Exchange at the date of each grant.

(dd) Any grant of Options referred to in paragraph (cc) must, in addition to obtaining the approval of the independent non-executive directors pursuant to paragraph (bb), be approved by shareholders of the Company in general meeting where all connected persons of the Company must abstain from voting save and except any connected person may vote against the proposed grant in the general meeting provided that his intention so to do has been stated in a circular to be despatched to shareholders of the Company in accordance with the Listing Rules. Any vote taken at such general meeting to approve the grant of such Options must be taken on a poll.

Cancellation of Options

(ee) Subject to the consent from the relevant Grantee, the Board may in its discretion cancel Options previously granted to, and yet to be exercised by, such Grantee for the purpose of re-issuing new Options to such Grantee provided that there are sufficient available unissued Options (excluding such cancelled Options) for such re-issuance under the General Mandate.

Termination

(ff) The Company by resolution in general meeting or the Board may at any time terminate the operation of the New Share Option Scheme and in such event no further Options will be offered but the provisions of the New Share Option Scheme shall remain in force in all other respects.

聯想集團有限公司
LEGEND HOLDINGS LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

NOTICE IS HEREBY GIVEN THAT an extraordinary general meeting of the shareholders of Legend Holdings Limited (the "**Company**") will be held at 20th Floor, Devon House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong on 25th March 2002 at 10:30 a.m., for the purpose of considering and, if thought fit, passing the following resolutions (with or without amendments):

SPECIAL RESOLUTION

1. "**THAT** subject to the approval by the Registrar of Companies in Hong Kong, the English name of the Company be and is hereby changed to Legend Group Limited."

ORDINARY RESOLUTIONS

2. "**THAT** the board of directors of the Company (the "**Board**") be and is hereby authorised to make such amendments to the **Existing Share Option Scheme (as defined in the circular despatched to the shareholders of the Company dated the same date as of this Notice)** as it shall in its opinion deem fit or desirable in order to ensure that the provisions relating to the option period, the lapsing or exercise of options and the manner of how the Company shall possibly utilize the proceeds received pursuant to the exercise of options granted under the Existing Share Option Scheme shall be substantially consistent with the relevant provisions contained in the New Share Option Scheme (as defined in the circular despatched to the shareholders of the Company dated the same date as of this Notice) and **THAT** the Board be and is hereby further authorised to pass such resolutions and to take all such steps and actions as may be necessary or desirable in order to give effect to the aforesaid amendments to the Existing Share Option Scheme."

3. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and permission to deal in the shares which may fall to be issued by the Company pursuant to the exercise of options granted under the New Share Option Scheme, the New Share Option Scheme (the rules of which are set out in the printed document marked "A" produced to this meeting and for the purpose of identification signed by the Chairman) be and is hereby approved and adopted in replacement of the Existing Share Option Scheme with effect from the close of this EGM and that the board of directors of the Company be and is hereby authorised to do all such acts and to take all such steps and actions and to execute all such documents on behalf of the Company as may be necessary or expedient in order to give effect to the New Share Option Scheme, including without limitation, to issue and allot shares in the capital of the Company on terms therein mentioned."

4. "**THAT** subject to and conditional upon the passing of Ordinary Resolution No. 3 set out in this Notice and the New Share Option Scheme taking effect in accordance with its terms, and subject further to the completion by the board of directors of the Company of all necessary actions to implement Ordinary Resolution No. 2 set out in this Notice, the Existing Share Option Scheme be terminated."

By Order of the Board
Legend Holdings Limited
Liu Chuanzhi
Chairman

Hong Kong, 28th February 2002

Notes:

1. Any member entitled to attend and vote at the extraordinary general meeting is entitled to appoint another person as his proxy to attend and, on a poll, vote instead of him. A member who is the holder of two or more shares may appoint more than one proxy to attend on the same occasion. A proxy need not be a shareholder of the Company.

2. Where there are joint holders of any share, any one of such joint holders may vote at the extraordinary general meeting, either in person or by proxy, in respect of such share as if he were solely entitled thereto but if more than one of such joint holders is present at the extraordinary general meeting, then one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.

3. To be valid, the instrument appointing a proxy, together with a power of attorney or other authority, if any, under which it is signed (or a notarially certified copy of such power or authority) must be deposited at the Company's share registrar, Abacus Share Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or adjourned meeting (as the case may be). Delivery of an instrument appointing a proxy shall not preclude a member from attending and voting in person at the meeting or at any adjourned meeting.

閣下對本通函任何內容或應採取之行動**如有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓所有名下之**聯想集團有限公司**股份，應立即將本通函送交買主或承讓人，或經手買賣之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

联想 LEGEND

聯想集團有限公司
LEGEND HOLDINGS LIMITED
（根據公司條例於香港註冊成立）

建議更改公司英文名稱、採納新購股權計劃及
終止現有購股權計劃

聯想集團有限公司訂於二零零二年三月二十五日上午十時三十分假座香港鰂魚涌英皇道979號太古坊德宏大廈20樓舉行股東特別大會，會議通告載於本通函附錄二。無論　閣下能否親身出席大會，務請儘快依照代表委任表格上印備之指示將之填妥，並最遲須於大會或其任何續會（視乎情況而定）指定舉行時間48小時前交回。　閣下填妥並交回代表委任表格後仍可親身出席大會及於會上投票。

香港，二零零二年二月二十八日

頁次

於本通函內，除文義另有所指外，以下詞彙具有以下涵義：

「聯營公司」	指	本公司直接或間接持有超過其已發行股本或股東大會投票權20%之權益或本公司長期持有其股本權益及可對其管理層作出重大影響之公司（非附屬公司）；
「董事會」	指	本公司董事會或獲正式授權之委員會；
「本公司」	指	LEGEND HOLDINGS LIMITED（聯想集團有限公司），一家於聯交所上市並於香港註冊成立之有限公司；
「董事」	指	目前本公司董事；
「股東特別大會」	指	本公司訂於二零零二年三月二十五日上午十時三十分舉行之股東特別大會或其任何續會；
「現有購股權計劃」	指	本公司於一九九四年一月十八日為本集團僱員（包括董事）採納之現有購股權計劃，經本公司分別於一九九七年九月三十日及二零零零年七月三日舉行之股東大會上提呈之普通決議案修訂；
「授出日期」	指	就購股權而言，董事會議決授出有關購股權予合資格人士之日期；
「承授人」	指	根據新購股權計劃之條款，接納任何購股權要約之任何合資格人士或（如文義允許）根據適用之繼承法例，有權於任何該等合資格人士逝世後獲得任何該等購股權（以尚未行使者為限）之人士；
「本集團」	指	本公司及其附屬公司；
「香港」	指	中華人民共和國香港特別行政區；

「最後實際可行日期」	指	二零零二年二月二十六日，即本通函付印前就確定其中所載資料之最後實際可行日期；
「上市規則」	指	香港聯合交易所有限公司不時修訂之證券上市規則；
「新購股權計劃」	指	本公司根據股東特別大會通告所載第3項普通決議案將採納之新購股權計劃（以其現有或經修訂形式）；
「股東特別大會通告」	指	載於本通函附錄二之股東特別大會通告；
「購股權」	指	根據新購股權計劃認購股份之權利；
「購股權期間」	指	就購股權而言，購股權可予行使之期間，惟有關期間必須於購股權根據新購股權計劃之條款被視為獲接納之日期起計第十週年前屆滿；
「普通決議案」	指	股東特別大會通告所載之提呈普通決議案；
「合資格人士」	指	任何A類參與者及B類參與者；
「股份」	指	本公司每股面值0.025港元之股份；
「特別決議案」	指	股東特別大會通告所載之提呈特別決議案；
「聯交所」	指	香港聯合交易所有限公司；
「附屬公司」	指	現時或不時為本公司附屬公司（符合香港法例第32章公司條例第2節不時修訂之涵義）之公司；

「A類參與者」	指	以下任何人士:(i)本集團任何成員公司之兼職或全職僱員或管理人員、執行或非執行董事(或建議委任之人士);(ii)本集團任何成員公司之任何顧問(作為個人)、專業或其他諮詢人(作為個人);(iii)任何聯營公司之任何董事、行政人員及高級管理人員及(iv)任何經董事會預先批准之信託之受託人,而有關信託之受益人(如屬全權信託,則為全權信託對象)包括上述任何人士;及
「B類參與者」	指	以下任何人士:(i)本集團任何成員公司之任何客戶、供應商、代理、合夥人、分銷商、專業人士或其他諮詢人或顧問或承辦商,惟所有上述人士必須為公司、法人團體、商號、組織、合夥商行或獨資企業,不論是否具獨立法律特性;及(ii)任何經董事會預先批准之信託之受託人,而有關信託之受益人(如屬全權信託,則為全權信託對象)包括上述任何人士。

本文件包括遵照上市規則就本公司之資料提供詳情。本公司各董事願就本文件所載資料之準確性共同及個別地承擔全部責任，並且於作出一切合理查詢後確認，就彼等所知及確信，並無遺漏任何其他事實致令本文件任何內容有所誤導。

聯想集團有限公司
LEGEND HOLDINGS LIMITED

（根據公司條例於香港註冊成立）

執行董事：
柳傳志先生（主席）
楊元慶先生（副主席兼總裁）
馬雪征女士

非執行董事：
曾茂朝先生

獨立非執行董事：
黃偉明先生
吳家瑋教授

註冊辦事處：
香港
鰂魚涌
英皇道979號
太古坊
德宏大廈20樓

敬啟者：

建議更改公司英文名稱、
採納新購股權計劃及
終止現有購股權計劃

I. 緒言

於二零零二年二月二十七日，董事宣佈彼等建議將本公司之英文名稱改為Legend Group Limited，而中文名稱則仍舊為聯想集團有限公司，並採納新購股權計劃及終止現有購股權計劃。

儘管現有購股權計劃終止後，將不會據其進一步授出購股權，所有先前授出之購股權將仍然受現有購股權計劃之條文所涵蓋及規限。為簡化本公司購股權計劃之行政工作，董事建議現有購股權計劃之若干條文應作出修訂，主要包括現有購股權項

下有關購股權可予行使之期間、或引發行使購股權之事件，以及本公司運用行使購股權所得款項之方式，以便現有購股權計劃及新購股權計劃在監管行使購股權之有關條文上取得一致。董事會向股東提出該等建議修訂以尋求彼等之批准乃主要基於行政理由，以期減低現有購股權計劃及新購股權計劃於行使購股權時在運作方面可能存在之差異。

本通函載有建議更改公司英文名稱之詳情、有關更改事宜對 閣下身為本公司股東之權利之影響、修改現有購股權計劃條文以及為符合上市規則規定須寄發予閣下有關新購股權計劃之詳情概要，以便 閣下就投票贊成或反對有關特別決議案及普通決議案作出知情決定提供一切合理所需之資料。

II. 更改英文名稱

1. 原因

為避免公眾對本公司英文名稱及其控股股東聯想控股有限公司(Legend Group Holdings Ltd*)之中文名稱產生任何混淆，董事認為宜將本公司之英文名稱改為Legend Group Limited，即中文名稱「聯想集團有限公司」之直譯。

2. 條件

建議更改公司英文名稱須由本公司股東於股東特別大會上通過特別決議案，並獲香港公司註冊處批准後，方可作實。

3. 對本公司股東之影響

建議更改公司英文名稱不會影響本公司股東任何權利。所有已發行並印有本公司目前英文名稱之股票將繼續為股份所有權之有效憑證，並將可有效買賣、結算及交收印有本公司新英文名稱之同等數目股份。因此，本公司將不會安

* 英文名稱僅供識別

排免費轉換現有股票為印有新英文名稱之股票。建議更改公司英文名稱事宜一旦生效，本公司任何新股票將以本公司新英文名稱印發。新英文名稱生效後，本公司將就（其中包括）以新英文名稱在聯交所買賣股份之生效日期另行發表公佈。

III. 購股權計劃

1. 採納新購股權計劃

現有購股權計劃乃由本公司於一九九四年一月十八日採納，並將於二零零四年一月十七日屆滿。由於聯交所修訂上市規則第17章（其於二零零一年九月一日實施），現有購股權計劃之若干條款（包括但不限於行使價、可能授出購股權之最高股份數目）不再適用，而本公司根據現有購股權計劃應不再進一步授出任何購股權以免違反上述經修訂之上市規則。故此，董事建議採納符合新修訂規則之新購股權計劃，以代替現有購股權計劃，因此，董事建議本公司股東採納新購股權計劃，以代替現有購股權計劃，據此，本公司可根據新購股權計劃進一步授出新購股權。

董事之意見認為本集團之董事、僱員、行政人員、管理人員、供應商、分銷商、顧問及諮詢人以及聯營公司之董事、行政人員及高級管理人員之貢獻，對本集團整體成功至為重要，故認為以授予購股權形式以認購股份作為激勵該等人士，使彼等得以參與本集團之增長乃合符本集團之整體利益。

因此建議於股東特別大會上採納對合資格人士將有所裨益之新購股權計劃。新購股權計劃詳情概要載於本通函附錄一。

假設最後實際可行日期起至採納新購股權計劃日期止期間之已發行股本並無變動，則根據新購股權計劃可予發行之股份數目將為750,794,810股股份，佔最後實際可行日期本公司已發行股本10%。本公司可根據上市規則尋求股東批准更新上述10%限額，惟行使新購股權計劃及任何其他計劃中可予以行使之

所有未行使購股權而發行之股份數目，最多不得超過本公司不時已發行股本之30%。

2. 購股權價值

董事認為評估所有於最後實際可行日期根據新購股權計劃授予之購股權之價值乃不適當，此乃由於有關估值之若干重要因素為變數，現階段仍未能合理地釐定。該等因素包括但不限於行使價、行使期間及董事會就授予購股權而按其絕對酌情權施加之規制、條件及限制（如有）。董事認為根據該等因素之假設而評估購股權之價值並無意義，所得之結果亦可能對股東有所誤導。惟股東須注意聯交所建議購股權之估值應參考畢蘇購股權價格模式、二項模式或可資比較之一般採納方法釐定。

3. 條件

新購股權計劃須符合以下條件，方可採納：

(i) 本公司股東批准採納新購股權計劃；及

(ii) 聯交所上市委員會批准根據新購股權計劃可能授出並行使之購股權而可能予以發行之股份上市及買賣。

本公司已就上述事項向聯交所提出批准申請。

4. 現有購股權計劃

董事根據現有購股權計劃曾向僱員授予購股權，用以認購合共703,916,000股股份，佔最後實際可行日期本公司已發行股本約9.4%。截至最後實際可行日期，根據行使現有購股權計劃項下授出之購股權已向僱員配發及發行405,892,000股股份，佔於最後實際可行日期本公司已發行股本約5.4%。於最後

實際可行日期，根據現有購股權計劃授出，用以認購4,942,000股股份之4,942,000份購股權已告作廢，另有可認購293,082,000股股份之購股權尚未行使。

現有購股權計劃預期於緊隨新購股權計劃按照其條款生效後及其他所需程序（於第2項普通決議案內有較詳細敘述）完成後予以終止，儘管緊隨現有購股權計劃終止後不會進一步根據現有購股權計劃授出購股權，現有購股權計劃（載入據此而作出之修訂）之所有其他條文將對於二零零一年九月一日前授出之所有尚未行使之購股權的行使仍然有效，所有該等授出之購股權按照現有購股權計劃（載入據此而作出之修訂）之條文將仍然有效及可予行使。

就管理而言，董事會建議現有購股權計劃所載有關購股權之行使之若干條文須予修訂，以使現有購股權計劃與新購股權計劃各自有關之條文在運作方面將大致上相符一致。下表概述董事會建議對現有購股權計劃作出之主要修訂：

有關事宜	現有購股權計劃	建議修訂
購股權行使期因承受人身故或行為不當或破產以外之原因而不再為本集團之僱員而提早結束	購股權由離職日期起計**一個月**內可予行使	• 一個月之期間延長至**三個月** • 承受人不再為本集團僱員之概念更改為倘該承受人隨後獲聘用或調任或以其他方式成為一家聯營公司之僱員，或隨後成為本集團任何成員公司之顧問、專業人士或其他顧問，則不會提早結束有關購股權之行使期 • 倘僱員因身故以外之理由不再為相關聯營公司服務，則該僱員行使其購股權之期間將提早至離職起計3個月
承受人退休	購股權由離職日期起計**一個月**內可予行使	一個月之期間延長至**十二個月**
因行使購股權所得款項之用途	並無特定指明	該筆所得款項可按本公司之絕對酌情權用作購回或贖回本公司股份

於最後實際可行日期，董事會無意根據現有購股權計劃進一步授出購股權以認購股份。

IV. 股東特別大會

股東特別大會即將召開，以便考慮及酌情批准特別決議案及普通決議案，其通告載於本通函附錄二。本通函亦隨附適用於股東特別大會之股東委任代表表格。股東務請填妥及儘快將代表委任表格交回本公司之股份過戶登記處，惟在任何情況下不得遲於股東特別大會召開前48小時交回。交回代表委任表格後，股東仍可出席股東特別大會及在會上親身投票。

V. 推薦意見

董事相信建議更改公司英文名稱、採納新購股權計劃、修訂現有購股權計劃之若干條款及最終終止現有購股權計劃均符合本公司及其股東之最佳利益。因此，董事建議　閣下投票贊成將於股東特別大會上提呈之所有決議案。

VI. 一般事項

閣下務請垂注本通函各附錄。

此致

列位股東　台照

代表董事會
聯想集團有限公司
主席
柳傳志
謹啟

二零零二年二月二十八日

新購股權計劃

新購股權計劃之主要條款概述如下：－

新購股權計劃之目的

(a) 新購股權計劃旨在肯定及承認合資格人士對本集團作出或將會作出之貢獻或潛在貢獻，以激勵合資格人士以最佳表現及最高效率為本集團謀取利益，並維繫或吸引與合資格人士之業務關係，因合資格人士之貢獻對本集團之增長有利或將會有利。

可參與人士

(b) 董事會可酌情將購股權授予任何合資格人士。

股份價格

(c) 根據新購股權計劃授出購股權之認購價（「**認購價**」）應為董事會知會各有關合資格人士之價格。有關價格應不低於以下三者中較高者：(a)股份在授出日期於聯交所日報表所載之收市價（倘授出日期並非交易日，則為緊接授出日期前之交易日股份於聯交所日報表所載之收市價應被視為有關收市價）；(b)股份在緊接授出日期前五個交易日於聯交所日報表所載之平均收市價；或(c)股份面值。

授出購股權

(d) 授出購股權應以董事會不時釐定之函件（「**要約函件**」）方式向合資格人士作出，當中説明購股權將獲授出之條款及條件。惟受要約函件條件的約束，保留或行使購股權並無一般表現目標。

(e) 倘本公司於接納限期（見要約函件所載）或之前收訖要約函件之複本（當中包括經由承授人妥為簽署之接納書），則購股權應被視為已授出及接納。

股份最高數目

(f) 根據新購股權計劃及本公司任何其他購股權計劃可授出之購股權之股份數目，最多不得超過本公司股東於股東大會上批准新購股權計劃當日已發行股份總數之10%（「**一般授權**」）。就計算一般授權而言，根據新購股權計劃條款而作廢之購股權將不會計算在內。

(g) 本公司可於股東大會上尋求股東批准，更新上文(f)段所述之一般授權，惟根據更新一般授權項下之新購股權計劃及本公司任何其他計劃可授出之購股權之總股數，不得超過本公司股東批准該更新之日已發行股份總數之10%。就上述而言，先前根據新購股權計劃及本公司任何其他購股權計劃授出之購股權，不論根據適用規定仍未行使、已註銷、已作廢或已行使，均不會計算在內。

(h) 本公司可另行召開股東大會尋求股東批准，授出超過一般授權限額之購股權，但超過一般授權限額之股數只能授予在獲得有關批准前所特別指定之合資格人士。本公司將根據上市規則向股東寄發通函。

(i) 不論是否存在任何對立條文，可於新購股權計劃及本公司任何其他購股權計劃下所有已授出但未行使之購股權予以行使時發行之股份數目，不得超逾不時已發行股份數目之30%。

(j) 除非按上市規則所述之方式另行於股東大會上獲得股東批准，否則每名合資格人士在任何12個月內獲授之購股權（包括已行使及未行使之購股權）予以行使時所發行及將發行之股份總數，不得超過當時已發行股份之1%。

行使購股權之期限

(k) 根據新購股權計劃條款，購股權可予行使之期限須為向合資格人士發出之要約函件（見上文(d)段）所述之期限，但在任何情況下，不得超過該購股權被視作接納日期（見上文(e)段）起計10年。

權利屬於承授人個人所有

(l) 購股權僅屬承授人個人所有，亦不得轉讓，而承授人不得以任何形式進行出售、出讓、抵押、按揭、設定留置權或以任何第三者作為受益人設定任何（法定或實益）利益（除合資格人士可提名一位代名人，就有關承授人之獨有利益，以信託形式持有因行使根據新購股權計劃而授出之購股權予以發行之股份者外，惟承授人與代名人之間訂立之有關信託安排之憑證須獲本公司信納）。

身故／離職或終止業務關係時之權利

(m) 倘屬A類參與者之承授人，除因下文(u)段第(v)分段列出之理由以外之原因、或根據其僱傭合約條款或因任何法律規定退休、或因身故，不再為本公司或任何附屬公司或任何聯營公司（視情況而定）服務，則該承授人可於有關終止日期（即於本公司或相關附屬公司或相關聯營公司（視乎情況而定）之最後實際工作天，而不論薪金是否以代通知金形式支付）後3個月內（或董事會可酌情決定之較長期限）行使其於終止日期所能享有之購股權（以尚未行使者為限）。

(n) 倘屬A類參與者之承授人因身故而不再為本公司或任何附屬公司或任何聯營公司（視情況而定）服務，且並無發生下文(u)段(v)分段列出之可引致終止受聘理由之事宜，則承授人之法定遺產代理人有權自承授人身故日期起計12個月內（或董事會可酌情決定之較長期限）行使該承授人所能享有之購股權（以尚未行使者為限）。

(o) 倘屬A類參與者之承授人因根據其僱傭合約條款或因任何法律規定退休而不再為本公司或任何附屬公司或任何聯營公司（視情況而定）服務，且並無發生下文(u)段(v)分段列出之可引致終止受聘理由之事宜，則該承授人可由退休日期起計12個月內（或董事會可酌情決定之較長期限）行使該承授人所能享有之購股權（以尚未行使者為限）。

(p) 倘屬B類參與者之承授人因在董事會絕對酌情權決定下終止與本集團有關成員公司之業務關係或其他而不再為B類參與者，則該承授人可由終止日期起計3個月內（或董事會可酌情決定之較長期限）行使該承授人所能享有之購股權（以尚未行使者為限）。

妥協或安排時之權利

(q) 倘若本公司與其股東或債權人就本公司重組（上市規則第7.14(3)條項下之任何重組計劃除外）或合併之計劃提出妥協或安排建議，則本公司須於其向股東或債權人發出為考慮有關妥協或安排之大會通告當日通知承授人（或其法定遺產代理人），承授人可於直至(i)該日期後兩個曆月或(ii)該妥協或安排經法院批准生效當日（以較早發生者為準）前隨時行使全部或部份其可享有之購股權（以尚未行使者為限），惟行使上述購股權須待有關妥協或安排經法院批准並生效後方可作實。待有關妥協或安排生效後，除先前已根據新購股權計劃行使者外，所有購股權將告失效。本公司可要求承授人（或其法定遺產代理人）轉讓或以其他方式處置因在上述情況下行使購股權而發行之股份，以便將承授人置於尤如該等股份已受有關妥協或安排制約之相同情況。

股本變動之影響

(r) 在任何購股權仍可行使期間，倘若本公司股本結構有任何變動，不論是透過資本化發行、供股、合併、拆細或削減本公司股本之方式（而不是作為本

公司為其中一方的交易的代價而發行之股份），則在本公司核數師或其他獨立財務顧問以書面向董事會核證為公平及合理之情況下，董事會須就以下作出（及須通知承授人）相應修訂（如有）：

(a) 任何尚未行使之購股權項下股份數目或金額；及／或

(b) 認購價；及／或

(c) 購股權之行使方式，

惟有關修訂將根據承授人在作出修訂後所佔本公司已發行股本之比例與作出修訂前所佔之比例最接近之基準而進行，該修訂不得引致任何股份以低於面值之價格發行。

自動清盤時之權利

(s) 倘一項有關本公司自動清盤之有效決議案獲通過，承授人（或其法定遺產代理人）可於有關決議案日期起計二十一(21)天內以書面通知本公司，選擇將該購股權視同已於緊接有關決議案通過前已全部或按通知書所指定之數目行使（以可行使但尚未行使者為限），並須因此與股份持有人享有同等權益，有權自清盤時所分派資產中收取所認購之股份應收取之款額（扣除一筆相等於原就此應付之認購價之金額）。

接獲全面收購建議時之權利

(t) 倘全體股份持有人（或除收購人及／或由收購人所控制之任何人士及／或與收購人一致行動人士以外之所有持有人）獲提呈以收購形式進行之全面收購建議，而收購建議之條款已獲得不少於收購建議所包含股份價值90%之持有人批准，以及收購人隨後根據本公司或收購人適用之法例或規例發出通知，以收購其餘股份，則承授人（或其遺產代理人）可於該通知起計21日內以書面通知本公司行使全部購股權或以該通知指明者為限之購股權。

購股權失效

(u) 購股權將在下列事件（以最早發生者為準）發生時自動失效（以尚未行使者為準）：

(i) 購股權期間屆滿；

(ii) (m)、(n)、(o)、(p)、(q)、(s)及(t)段所述之期限屆滿；

(iii) 除(s)段另有規定外，本公司開始清盤之日；

(iv) 待協議計劃或妥協生效後，(q)段所述期限屆滿時；

(v) 作為A類參與者之承授人因行為不當、破產、無力償債、與其債權人訂立任何安排或債務重整、涉及欺詐或不誠實之刑事罪行而定罪之一項或多項理由，或根據普通法、任何適用法律或承授人與本公司或相關附屬公司或相關聯營公司（視乎情況而定）之服務合約，僱主有權終止僱傭關係的任何其他理由，而不再為A類參與者之日；

(vi) 承授人違反(l)段之日期；

(vii) 倘購股權根據若干條件、規限或限制（包括但不限於承授人持續參與新購股權計劃之資格或承授人持續遵守有關條款及條件）而授出，則董事會議決承授人未能達致或符合該等條件、規限或限制之日期；

(viii) 倘承授人為顧問或諮詢人（不論作為個人或公司），董事會議決顧問或諮詢人未遵照有關合約之任何條文或違反普通法下之受信責任之日期；

(ix) 除非董事會另有決定，倘作為B類參與人之承授人及一家公司，其董事會成員及／或其股權出現重大變動之日期；

(x) 除非董事會另有決定，任何清盤人、臨時清盤人、接管人或任何執行類似職責之人士就承授人（除本集團任何成員公司或任何聯營公司之僱員以外）之全部或任何部份資產或承擔而於世界任何地方獲委任之日期；

(xi) 除非董事會另有決定，承授人（作為一家公司）已終止或暫停支付其債務、未能支付其債務（定義見香港法例第32章公司條例第178節）或無力償債之日期；

(xii) 除非董事會另有決定，承授人（除本集團成員公司或任何聯營公司之僱員以外）受未履行判決、未達成法令或未繳付償金限制，或本公司有理由相信承授人未能支付或合理預期其無力償還債務之日期；

(xiii) 除非董事會另有決定，就上文第(x)段至第(xii)段項下之任何事項引致任何人士有權採取任何行動、委任任何人士、展開訴訟或取得法院指令之日期；

(xiv) 除非董事會另有決定，承授人（除本集團成員公司或任何聯營公司之僱員以外）於任何司法權區被提呈破產呈請或被發出破產令之日期；

(xv) 作為B類參與者之承授人變為根據公司條例（香港法例第32章）第28A條被禁止擁有股份之日期；或

(xvi) 要約函件可能明文規定之有關事件發生或該期間屆滿之日期（如有）。

股份地位

(v) 因行使購股權而將予配發之股份須受當時生效之本公司組織章程大綱及細則之條文所規限，並將與於配發日期已發行之繳足股份於各方面享有同等權益，及據此賦予其持有人權利參與於配發日期或之後已繳或作出之所有股息或其他分派(倘記錄日期於配發日期前，任何之前宣派或建議或議決實繳或作出之股息或其他分派除外)。

新購股權計劃之期限

(w) 新購股權計劃於根據其條款被視為生效之日期起計十(10)年期內有效，於該期間後不會再另發購股權，惟新購股權計劃之條文於各方面仍具十足效力及作用。

新購股權計劃之變動

(x) 新購股權計劃可由董事會作出更改，惟有關其條款及條件之任何重大更改或所授購股權條款之任何變動(除非該等變動根據新購股權計劃現有條款自動生效)須先獲得本公司股東於股東大會上批准，且除非之前於股東大會上通過本公司決議案，否則不可更改有關上市規則第17.03條所載事項之新購股權條文以使承授人獲得利益。

管理

(y) 新購股權計劃須受董事會監管。董事會就有關新購股權計劃之所有事項或其詮釋或影響(另有規定者除外)作出之決定即為最終決定，且對所有受影響各方具約束力。在無限制前述普遍性之情況下，董事會在決定任何人是否符合或是否持續符合參與新購股權計劃之資格上具有最終權力。

(z) 董事會之權力或新購股權計劃管理人之任何改動而有關新購股權計劃條款變動者，須於股東大會上獲得本公司股東批准。

購回股份

(aa) 本公司可按絕對酌情權動用因行使根據新購股權計劃授出之購股權而自

承授人收取之任何款項，用以在本公司適用之任何法例或規例所容許下購回或贖回在該等購回或贖回前發行之任何股份。

有關人士之購股權

(bb) 向本公司董事、行政總裁或主要股東或彼等任何聯繫人士（「**有關人士**」）授出任何購股權，必須獲得本公司獨立非執行董事批准（獲授購股權之獨立非執行董事不計算在內）。

(cc) 倘建議向本公司主要股東或獨立非執行董事或彼等任何聯繫人士授出之任何購股權數目與包括及截至授出該購股權日期起12個月內授予有關人士之購股權數目（不論是否已行使、註銷或未行使）合計將(a)授權彼收取超出當時已發行股份總數之0.1%；及(b)根據授出日期股份在聯交所之收市價計算，總值超逾5,000,000港元（或上市規則不時容許之較高金額），則授出之購股權須遵照第(dd)段之規定。

(dd) 上述(cc)段所授出之任何購股權，除須根據第(bb)段獲得獨立非執行董事之批准外，還須於股東大會上獲得本公司股東批准，而本公司所有關連人士須於有關大會上放棄投票，除非任何關連人士已根據上市規則於將寄發予本公司股東之通函內陳明其擬於股東大會上就授出建議投反對票。於股東大會上就授出購股權而作出之表決必須以投票方式進行。

註銷購股權

(ee) 待有關承授人同意後，董事會可酌情註銷已授出但未由該承授人行使之購股權，以便向該承授人另發新購股權，惟必須於一般授權限額中尚有未發行購股權（不包括已註銷的）可用作重新發行。

終止

(ff) 本公司經由股東大會或董事會決議案可隨時終止新購股權計劃，在該情況下將不再另發購股權，惟新購股權計劃之條文將仍在所有其他方面有效。

聯想集團有限公司
LEGEND HOLDINGS LIMITED
（根據公司條例於香港註冊成立）

茲通告聯想集團有限公司（「**本公司**」）將於二零零二年三月二十五日上午十時三十分假座香港鰂魚涌英皇道979號太古坊德宏大廈20樓舉行股東特別大會，以考慮及酌情通過下列決議案（不論是否經修訂）：

特別決議案

1. 「**動議**待獲得香港公司註冊處批准後，將本公司英文名稱更改為Legend Group Limited。」

普通決議案

2. 「**動議**本公司董事會（「**董事會**」）獲授權就**現有購股權計劃（定義見於與本通告日期相同並寄發予本公司股東之通函）**按其認為適合或適宜之處予以修訂，以確保有關購股權期間、購股權之失效及行使，以及因行使根據現有購股權計劃授出之購股權以致本公司收取所得款項之可能運用方式之條文，與新購股權計劃（定義見於與本通告日期相同並寄發予本公司股東之通函）所載之有關條文大致相符一致，以及**動議**董事會獲進一步授權通過該等決議案及在需要或適宜之情況下採取所有步驟及行動以使上述之現有購股權計劃修訂得以生效。」

3. 「**動議**待香港聯合交易所有限公司上市委員會批准本公司因行使根據新購股權計劃授出之購股權而可能發行之股份上市及買賣後，新購股權計劃（其規定載於印有「A」字樣之文件內，該文件已提呈大會，並由主席簽署以供識別）獲批准採納以代替現有購股權計劃（於本股東特別大會結束時起生效），以及授權本公司董事會代表本公司在需要或適宜之情況下作出所有行動及採取所有步驟及行動及簽立所有文件以使新購股權計劃得以生效，包括但不限於根據新購股權計劃所述之條款發行及配發本公司股本中之股份。」

4. 「**動議**待本通告所載第3項普通決議案獲通過及新購股權計劃根據其條款生效後，並進一步有待本公司董事會完成所有需要之行動以執行本通告所載之第2項普通決議案後，現有購股權計劃即予以終止。」

承董事會命
聯想集團有限公司
主席
柳傳志

香港，二零零二年二月二十八日

附註：

1. 凡有權出席股東特別大會及於會上投票之股東均有權委派另一位人士為其代表代其出席及投票。持有兩股或以上股份之股東可委派多位代表出席大會。受委代表毋須為本公司股東。

2. 如為聯名持有人，則任何一位均可親身或委派代表於股東特別大會上就有關股份投票，猶如彼為唯一有權就有關股份投票之人士。倘該等聯名持有人中超過一位親身或委派代表出席股東特別大會，則只有名列股東名冊首位之人士有權就有關股份投票。

3. 委任代表文件連同經簽署之授權書或其他授權文件（如有）（或經由公證人證明之授權文件副本），最遲須於大會或其任何續會（視情況而定）指定舉行時間48小時前送達本公司之註冊辦事處雅柏勤證券登記有限公司，地址為香港干諾道中111號永安中心5樓。交回委任代表之文件後，股東仍可親身出席大會或其任何續會及於會上投票。